

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2014

<u>Via E-mail</u>
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Re: Hess Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 28, 2014
File No. 001-01204
Response letter dated August 8, 2014

Dear Mr. Rielly:

We have reviewed your filing and response letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

1.   We note from your response to prior comment three that you did not include fungible tax attributes in computing your 2012 standardized measure, reasoning that you were an integrated company with two business segments and were able to utilize these attributes for either segment in your consolidated tax return. You indicate you included these attributes when computing your 2013 standardized measure after making significant

progress in your transformation to a pure play E&P company with plans to further divest unrelated assets.

Given the foregoing, it appears that you view the standardized measure that is required to be disclosed pursuant to FASB ASC 932-235-50-31 as a measure that may reflect a choice of elections permissible when computing taxes, rather than one that would necessarily include tax attributes that are inherently related to the proved oil and gas reserves. We do not see a basis for the accommodation that you suggest in subparagraph (c) of the aforementioned guidance. We understand that you have reflected the effects of tax attributes that are inherently related to your reserves in presenting your 2013 standardized measure and that similar items existed in prior years but were not considered in preparing this disclosure.

Please explain how you have applied the guidance in FASB ASC 250-10 in the accounting and disclosure reflecting your new approach, in determining that you would not correct or conform the corresponding disclosures for the prior years, and explain how your tax characterizations and elections have impacted your financial statements and related disclosure. Please also address the following points:

- For each of the three tax attributes identified in your response, describe the circumstances under which these items originated and how they relate to your proved reserves now and historically (e.g., include dates and details of the transactions giving rise to these attributes).

- Explain how these tax attributes have been utilized in your historical tax returns (e.g., 2011, 2012, and 2013) by identifying the specific operations to which you had previously related these items and state your rationale.

- Indicate how the identified tax attributes have been reported in your Statements of Operations, Balance Sheets, and information about income taxes and segments that appears in the Notes to your financial statements (e.g., indicate the extent to which the attributes have impacted deferred tax assets, valuation allowances, E&P net income, E&P provision for income taxes, E&P identifiable assets, etc.), for the periods presented in your 2013 annual report. Please highlight any changes related to the sales of your businesses in 2013 or to discontinued operations accounting.

Mr. John P. Rielly
Hess Corporation
September 9, 2014
Page 3

       You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding our comment. Please contact me at (202) 551-3745 with any other questions.

                                       Sincerely,

                                       /s/H. Roger Schwall

                                       H. Roger Schwall
                                       Assistant Director